GREAT-WEST
LIFECO INC.

RECEIVED
2007 MAY 14 A

May 11, 2007

07023479

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Press Release dated April 23, 2007 announcing the quarterly conference call and audio webcast to discuss the first quarter results;
- Interim Comparative Financial Statements (unaudited) for the period ending March 31, 2007;
- Interim MD&A for the period ending March 31, 2007;
- CEO/CFO Certification dated May 3, 2007;
- Press Release dated May 3, 2007 announcing first quarter results, and
- Report of Voting Results.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist

Encls.

PROCESSED
MAY 17 2007
FINANCIAL

dw 5/14

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

N:\las\qtr\2007\2007-05DIV.doc

L509-01/02

GREAT-WEST
LIFECO INC.

RECEIVED

RELEASE

TSX:GWO

Great-West Lifeco to release first quarter results

Winnipeg, April 23, 2007 . . . Great-West Lifeco Inc. will release its first quarter financial results on Thursday, May 3, 2007.

The results will be discussed in an analyst conference call hosted by company management which will be audio webcast at 3 p.m. (EDT) on May 3.

The one-hour call can also be accessed by the general public in listen-only mode by calling the following numbers:

- Participants in the Toronto area: 416-641-6130
- Participants from North America: 1-866-862-3912
- Participants from Overseas: Dial international access code first, then 800-9559-6849

The analyst slide presentation will be accessible on Great-West Lifeco's website following the release of the first quarter results, along with a printer-friendly version of the slide presentation, at this location:
http://www.greatwestlifeco.com/english/presentations/3_05_07.html

A replay of the call will be available from May 3, 2007 until May 10, 2007 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3217093#). The archived webcast will be available from approximately 6:00 p.m. (EDT) on May 3, 2007 until October 1, 2007 on Great-West Lifeco's website at this location:
http://www.greatwestlifeco.com/english/presentations/3_05_07.html

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $210 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	2007	2006	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 5,613**	$ 3,695	52%
Self-funded premium equivalents (ASO contracts)	**1,964**	1,919	2%
Segregated funds deposits:			
Individual products	**2,701**	2,021	34%
Group products	**1,716**	1,553	10%
Proprietary mutual funds deposits	**220**	161	37%
Total premiums and deposits	**12,214**	9,349	31%
Fee and other income	**764**	657	16%
Paid or credited to policyholders	**5,584**	4,001	40%
Net income - common shareholders	**514**	446	15%
Per common share			
Basic earnings	**0.576**	0.501	15%
Dividends paid	**0.255**	0.22375	14%
Book value	**11.31**	10.06	12%
Return on common shareholders' equity (12 months):	**20.4%**	20.4%	
At March 31			
Total assets	**$ 121,439**	$ 102,392	19%
Segregated funds net assets	**92,663**	79,997	16%
Proprietary mutual funds net assets	**2,098**	1,538	36%
Total assets under administration	**$ 216,200**	$ 183,927	18%
Share capital and surplus	**$ 11,191**	$ 9,767	15%

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2007	2006
	(note 1(a))	
Income		
Premium income	**$ 5,613**	$ 3,695
Net investment income (note 3)	**1,002**	1,323
Fee and other income	**764**	657
	7,379	5,675
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**5,584**	4,001
Commissions	**378**	342
Operating expenses	**595**	562
Premium taxes	**64**	60
Financing charges (note 4)	**51**	47
Amortization of finite life intangible assets	**8**	4
Net income before income taxes	**699**	659
Income taxes - current	**149**	117
- future	**(11)**	52
Net income before non-controlling interests	**561**	490
Non-controlling interests (note 9)	**33**	34
Net income - shareholders	**528**	456
Perpetual preferred share dividends	**14**	10
Net income - common shareholders	**$ 514**	$ 446
Earnings per common share (note 13)		
Basic	**$ 0.576**	$ 0.501
Diluted	**$ 0.572**	$ 0.497

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	March 31, 2007 (note 1(a))	December 31, 2006	March 31, 2006
Assets			
Bonds (note 2)	**$ 74,861**	$ 65,246	$ 59,481
Mortgage loans (note 2)	**15,356**	15,334	14,693
Stocks (note 2)	**5,621**	4,766	4,182
Real estate (note 2)	**2,224**	2,216	1,839
Loans to policyholders	**6,731**	6,776	6,735
Cash and cash equivalents	**2,696**	3,083	2,674
Funds held by ceding insurers	**1,866**	12,371	2,504
Goodwill	**5,440**	5,444	5,327
Intangible assets	**1,566**	1,575	1,453
Other assets (note 5)	**5,078**	3,717	3,504
Total assets	**$ 121,439**	$ 120,528	$ 102,392
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 92,786**	$ 89,490	$ 71,743
Provision for claims	**1,316**	1,266	1,010
Provision for policyholder dividends	**578**	568	546
Provision for experience rating refunds	**216**	452	352
Policyholder funds	**2,272**	2,202	2,112
	97,168	93,978	75,763
Debentures and other debt instruments (note 6)	**1,960**	1,980	1,891
Funds held under reinsurance contracts	**1,964**	1,822	4,139
Other liabilities (note 7)	**4,186**	4,167	3,524
Repurchase agreements	**918**	997	1,083
Deferred net realized gains	**188**	2,821	2,654
	106,384	105,765	89,054
Preferred shares (note 10)	**825**	756	787
Capital trust securities and debentures (note 8)	**634**	646	648
Non-controlling interests (note 9)			
Participating account surplus in subsidiaries	**2,042**	1,884	1,771
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**154**	154	156
Share capital and surplus			
Share capital (note 10)			
Perpetual preferred shares	**1,099**	1,099	799
Common shares	**4,687**	4,676	4,668
Accumulated surplus	**5,772**	5,858	5,095
Accumulated other comprehensive income	**(396)**	-	-
Contributed surplus	**29**	28	21
Currency translation account	**-**	(547)	(816)
	11,191	11,114	9,767
Liabilities, share capital and surplus	**$ 121,439**	$ 120,528	$ 102,392

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(373)**	-
Net income	**528**	456
Common share cancellation excess	**-**	(11)
Dividends to shareholders		
Perpetual preferred shareholders	**(14)**	(10)
Common shareholders	**(227)**	(200)
Balance, end of period	**$ 5,772**	$ 5,095
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ -**	$ -
Reclassification from currency translation account (note 1(a))	**(547)**	
Change in accounting policy (note 1(a))	**262**	-
Other comprehensive income	**(111)**	-
Balance, end of period	**$ (396)**	$ -
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 11)	**1**	2
Exercised	**-**	-
Balance, end of period	**$ 29**	$ 21
Currency translation account		
Balance, beginning of year	**$ (547)**	$ (849)
Reclassification to accumulated other comprehensive income (note 1(a))	**547**	-
Change during the period	**-**	33
Balance, end of period	**$ -**	$ (816)

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2007	
	(note 1(a))	
Net income	$	528
Other comprehensive income (loss), net of income taxes		
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0		(75)
Unrealized gains (losses) on available for sale assets, net of tax of $4		(15)
Reclassification of realized gains (losses) on available for sale assets, net of tax of $7, to net income		(21)
Unrealized gains (losses) on cash flow hedges, net of tax of $0		-
Non-controlling interests (note 9)		-
		(111)
Comprehensive income	$	417

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2007	2006
Operations		
Net income	**$ 528**	$ 456
Adjustments:		
Change in policy liabilities	**(52)**	129
Change in funds held by ceding insurers	**288**	52
Change in funds held under reinsurance contracts	**26**	(78)
Change in current income taxes payable	**(44)**	(89)
Future income tax expense	**(11)**	52
Other	**(557)**	(574)
Cash flows from operations	**178**	(52)
Financing Activities		
Issue of common shares	**11**	12
Purchased and cancelled common shares	**-**	(15)
Repayment of debentures and other debt instruments	**(9)**	(12)
Dividends paid	**(241)**	(210)
	(239)	(225)
Investment Activities		
Bond sales and maturities	**6,532**	7,132
Mortgage loan repayments	**469**	438
Stock sales	**353**	294
Real estate sales	**19**	119
Change in loans to policyholders	**(34)**	(87)
Change in repurchase agreements	**(427)**	114
Investment in bonds	**(5,943)**	(7,093)
Investment in mortgage loans	**(594)**	(532)
Investment in stocks	**(572)**	(353)
Investment in real estate	**(113)**	(72)
	(310)	(40)
Effect of changes in exchange rates on cash and cash equivalents	**(16)**	30
Decrease in cash and cash equivalents	**(387)**	(287)
Cash and cash equivalents, beginning of year	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 2,696**	$ 2,674

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2006 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2006.

(a) Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

In addition to the adoption of the CICA standards, the Company adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheet at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other Comprehensive Income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet (note 5 and 7). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as Reported (note 1(d))	Opening Adjustments	Adjusted January 1, 2007
Assets			
Bonds	$ 65,246	$ (65,246)	$ -
Classified as available for sale	-	5,673	5,673
Classified as held for trading	-	48,904	48,904
Designated as held for trading	-	1,650	1,650
Loans and receivables	-	10,035	10,035
	65,246	1,016	66,262
Mortgage loans	15,334	(46)	15,288
Stocks	4,766	(4,460)	306
Classified as available for sale	-	910	910
Classified as held for trading	-	4,211	4,211
	4,766	661	5,427
All other assets	35,182	(153)	35,029
Total assets	$ 120,528	$ 1,478	$ 122,006
Liabilities			
Policy liabilities	$ 93,978	$ 3,896	$ 97,874
Funds held under reinsurance contracts	1,822	121	1,943
Deferred net realized gains	2,821	(2,628)	193
Preferred share liability (Series D and E)	756	71	827
All other liabilities	7,790	-	7,790
	107,167	1,460	108,627
Non-controlling interests			
Participating account surplus in subsidiaries	1,884	129	2,013
Other non-controlling interests	363	-	363
Share capital and surplus			
Share capital	5,775	-	5,775
Shareholder surplus			
Accumulated surplus	5,858	(373)	5,485
Accumulated other comprehensive income	-	(285)	(285)
Contributed surplus	28	-	28
Currency translation account	(547)	547	-
	11,114	(111)	11,003
Liabilities, share capital and surplus	$ 120,528	$ 1,478	$ 122,006

(b) Determining Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities.

(c) New Accounting Requirements

Capital Disclosures
Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation
Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

(d) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in an increase to total assets of $65 at December 31, 2006 and $86 at March 31, 2006, with a corresponding increase in total liabilities.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards.

2. Portfolio Investments

(a) Carrying values of the portfolio investments are as follows:

	March 31, 2007						December 31, 2006	March 31, 2006
	Market Value			Amortized Cost		Total		
	Available for sale	Held for Trading[1] Designated	Held for Trading[1] Classified	Loans and receivables	Non-financial instruments		Carrying value	Carrying value
Bonds								
- government	$ 2,012	$ 21,412	$ 1,013	$ 2,240	$ -	$ 26,677	$ 22,069	$ 21,216
- corporate	3,136	36,823	615	7,610	-	48,184	43,177	38,265
	5,148	58,235	1,628	9,850	-	74,861	65,246	59,481
Mortgage loans								
- residential	-	-	-	7,259	-	7,259	7,342	7,275
- non-residential	-	-	-	8,097	-	8,097	7,992	7,418
	-	-	-	15,356	-	15,356	15,334	14,693
Stocks	587	4,725	-	-	309	5,621	4,766	4,182
Real estate	-	-	-	-	2,224	2,224	2,216	1,839
	$ 5,735	$ 62,960	$ 1,628	$ 25,206	$ 2,533	$ 98,062	$ 87,562	$ 80,195

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as at January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	March 31, 2007	December 31, 2006	March 31, 2006
Carrying value, beginning of year	**$ 306**	$ 276	$ 276
Equity method earnings	**7**	-	-
Dividends	**(4)**	-	-
Portfolio method earnings	**-**	30	9
Carrying value, end of period	**$ 309**	$ 306	$ 285
Share of equity, end of period	**$ 136**	$ 133	$ 123
Fair value, end of period	**$ 449**	$ 452	$ 445

The Company owns 9,205,861 shares of IGM at March 31, 2007 (9,205,933 at December 31, 2006; 9,205,600 at March 31, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006; 3.48% at March 31, 2006).

3. Net Investment Income

Net investment income is comprised of the following:

For the three months ended March 31, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Net realized gains (losses) *(Available for Sale)*	$ 25	$ -	$ 3	$ -	$ -	$ 28
Net realized/ unrealized gains (losses) *(Designated Held for Trading)*	(479)	-	79	-	(13)	(413)
Net realized/ unrealized gains (losses) *(Classified Held for Trading)*	(3)	-	-	-	-	(3)
Net realized gains (losses) *(Other classifications)*	2	6	-	-	-	8
Investment income	925	224	44	35	152	1,380
Recovery of credit losses	1	-	-	-	-	1
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
Net investment income	$ 471	$ 230	$ 126	$ 54	$ 121	$ 1,002

For the three months ended March 31, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 800	$ 216	$ 33	$ 26	$ 99	$ 1,174
Amortization of net realized and unrealized gains	61	12	76	14	-	163
Recovery for credit losses	2	-	-	-	-	2
Investment expenses	-	-	-	-	(16)	(16)
Net investment income	$ 863	$ 228	$ 109	$ 40	$ 83	$ 1,323

4. Financing Charges

Financing charges consist of the following:

	For the three months ended March 31 2007	2006
Interest on long-term debentures and other debt instruments	$ 30	$ 27
Preferred share dividends	7	10
Interest on capital trust debentures	12	12
Other	5	1
Distributions on capital trust securities held by consolidated group as temporary investments	(3)	(3)
Total	$ 51	$ 47

5. Other Assets

Other assets consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Premiums in course of collection	$ 523	$ 566	$ 633
Interest due and accrued	1,162	1,009	936
Derivative financial instruments (note 1(a))	587	-	-
Other investment receivables	402	-	-
Future income taxes	333	369	424
Fixed assets	260	263	271
Prepaid expenses	53	64	60
Accounts receivable	898	754	659
Accrued pension asset	193	189	171
Other	667	503	350
	$ 5,078	$ 3,717	$ 3,504

6. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.3% to 5.4% (5.2% to 5.3% in 2006)	$ 101	$ 110	$ 110
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (6.0% in 2006)	1	1	3
Total short term	102	111	113
Long term			
Operating:			
Note payable with interest rate of 8.0%	8	8	9
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	-	-	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	4	5	10
	304	305	560
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	201	205	209
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	345	351	-
Total long term	1,858	1,869	1,778
Total debentures and other debt instruments	$ 1,960	$ 1,980	$ 1,891

7. Other Liabilities

Other liabilities consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Current income taxes	$ 203	$ 246	$ 239
Accounts payable	402	459	513
Post-retirement benefits provision	527	520	525
Bank overdraft	499	446	445
Future income taxes	407	369	332
Derivative financial instruments (note 1(a))	79	-	-
Other	2,069	2,127	1,470
	$ 4,186	$ 4,167	$ 3,524

8. Capital Trust Securities and Debentures

	March 31, 2007	December 31, 2006	March 31, 2006
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	350	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	30	31	33
Trust securities held by consolidated group as temporary investments	(196)	(185)	(185)
Total	$ 634	$ 646	$ 648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

9. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2007 and March 31, 2006.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended March 31	
	2007	2006
Participating account		
Net income attributable to participating account before policyholder dividends		
Great-West Life	**$ 30**	$ 29
London Life	**166**	162
Canada Life	**53**	47
GWL&A	**50**	43
Policyholder dividends		
Great-West Life	**(27)**	(26)
London Life	**(146)**	(139)
Canada Life	**(52)**	(46)
GWL&A	**(45)**	(40)
Net income - participating account	**29**	30
Preferred shareholder dividends of subsidiaries	**4**	4
Total	**$ 33**	$ 34

(b) The carrying value of non-controlling interests consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Participating account surplus:			
Great-West Life	**$ 405**	$ 370	$ 375
London Life	**1,399**	1,275	1,174
Canada Life	**29**	35	26
GWL&A	**241**	204	196
Participating account accumulated other comprehensive income:			
Great-West Life	**9**	-	-
London Life	**(15)**	-	-
Canada Life	**2**	-	-
GWL&A	**(28)**	-	-
	$ 2,042	$ 1,884	$ 1,771
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**9**	9	11
	$ 154	$ 154	$ 156

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

Participating account	**For the three months ended March 31 2007**
Other comprehensive income attributable to participating account	
Great-West Life	**$ (1)**
London Life	**-**
Canada Life	**-**
GWL&A	**1**
Other comprehensive income - participating account	**$ -**

10. Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	March 31, 2007		December 31, 2006		March 31, 2006	
	Number	Carrying value	Number	Stated value	Number	Stated value
Classified as liabilities						
Preferred shares:						
Designated as held for trading [1]						
Series D, 4.70% Non-Cumulative						
First Preferred Shares	**7,978,900**	**$ 212**	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative						
First Preferred Shares	**22,282,215**	**613**	22,282,215	557	23,499,915	588
	30,261,115	**$ 825**	30,261,115	$ 756	31,478,815	$ 787
Classified as equity						
Perpetual preferred shares:						
Series F, 5.90% Non-Cumulative						
First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	-	-
	43,957,001	**$ 1,099**	43,957,001	$ 1,099	31,957,001	$ 799
Common shares:						
Balance, beginning of year	**891,151,789**	**$ 4,676**	890,689,076	$ 4,660	890,689,076	$ 4,660
Purchased and cancelled under						
Normal Course Issuer Bid	**-**	**-**	(1,847,300)	(9)	(504,000)	(4)
Issued under Stock Option Plan	**993,457**	**11**	2,310,013	25	1,154,095	12
Balance, end of period	**892,145,246**	**$ 4,687**	891,151,789	$ 4,676	891,339,171	$ 4,668

[1] The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at March 31, 2007 is an increase of $69 (Series D - $13, Series E - $56). The in-quarter change of $2 is not attributable to changes in the risk-free interest rate. The stated value at maturity is $25.00 per share plus accrued dividends.

11. Stock Based Compensation

1,749,000 options were granted under the Company's stock option plan for the three months ended March 31, 2007 (no options were granted during the first quarter of 2006). The weighted-average fair value of options granted during the three months ended March 31, 2007 were $7.49 per option. Compensation expense of $1 after tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2007 ($2 after tax for the three months ended March 31, 2006).

12. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31,	
	2007	2006
Pension benefits	**$ 11**	$ 20
Other benefits	**5**	6
Total	**$ 16**	$ 26

13. Earnings Per Common Share

	For the three months ended March 31,	
	2007	2006
a) Earnings		
Net income - common shareholders	**$ 514**	$ 446
b) Number of common shares		
Average number of common shares outstanding	**891,567,961**	890,681,974
Add:		
-Potential exercise of outstanding stock options	**6,958,935**	7,060,652
Average number of common shares outstanding - diluted basis	**898,526,896**	897,742,626
Earnings per common share		
Basic	**$ 0.576**	$ 0.501
Diluted	**$ 0.572**	$ 0.497

14. Accumulated Other Comprehensive Income

	For the three months ended March 31, 2007			
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total
Balance, beginning of year	$ -	$ -	$ -	$ -
Opening transition adjustment	(547)	364	-	(183)
Income tax	-	(102)	-	(102)
	(547)	262	-	(285)
Other comprehensive income	(75)	(47)	-	(122)
Income tax	-	11	-	11
	(75)	(36)	-	(111)
Balance, end of period	$ (622)	$ 226	$ -	$ (396)

15. Acquisitions

(a) Putnam Investment Trust

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $402 (U.S. $350). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $632 (U.S. $550). In aggregate these transactions represent a value of approximately $4.5 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. This transaction is subject to regulatory approval and certain other conditions.

(b) Other Acquisitions

On April 9, 2007, GWL&A entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans.

16. Segmented Information

Consolidated Operations

For the three months ended March 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,805	$ 874	$ 2,934	$ -	$ 5,613
Net investment income	594	419	(12)	1	1,002
Fee and other income	255	347	162	-	764
Total income	2,654	1,640	3,084	1	7,379
Benefits and expenses:					
Paid or credited to policyholders	1,768	1,089	2,727	-	5,584
Other	578	338	171	1	1,088
Amortization of finite life intangible assets	4	3	1	-	8
Net operating income before income taxes	304	210	185	-	699
Income taxes	44	62	32	-	138
Net income before non-controlling interests	260	148	153	-	561
Non-controlling interests	24	6	3	-	33
Net income - shareholders	236	142	150	$ -	528
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 225	$ 142	$ 147	$ -	$ 514

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,575	$ 692	$ 1,428	$ -	$ 3,695
Net investment income	684	335	304	-	1,323
Fee and other income	216	297	144	-	657
Total income	2,475	1,324	1,876	-	5,675
Benefits and expenses:					
Paid or credited to policyholders	1,528	838	1,635	-	4,001
Other	620	289	101	1	1,011
Amortization of finite life intangible assets	3	-	1	-	4
Net operating income before income taxes	324	197	139	(1)	659
Income taxes	82	61	24	2	169
Net income before non-controlling interests	242	136	115	(3)	490
Non-controlling interests	28	2	4	-	34
Net income - shareholders	214	134	111	(3)	456
Perpetual preferred share dividends	10	-	-	-	10
Net income - common shareholders	$ 204	$ 134	$ 111	$ (3)	$ 446

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to March 31, 2007

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at March 31, 2007 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $514 million for the three months ended March 31, 2007 compared to net income of $446 million reported a year ago. On a per share basis, this represents $0.576 per common share for the three months ended March 31, 2007, an increase of 15% compared to $0.501 per common share for 2006.

Lifeco reported earnings growth in all reporting segments, with significant growth in the Company's European segment.

Highlights

- Quarterly dividends declared were 25½ cents per common share payable June 29, 2007. Dividends paid on common shares for the three months ended March 31, 2007 were 14% higher than a year ago.
- Earnings per common share for the first quarter of 2007 increased 15% compared to a year ago.
- Return on common shareholders' equity was 20.4% for the twelve months ended March 31, 2007.
- Assets under administration at March 31, 2007 totalled $216.2 billion, up $3.6 billion from December 31, 2006.
- On April 9, 2007, Lifeco announced that its U.S. subsidiary, Great-West Life & Annuity Insurance Company, had entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator . The transaction will add nearly 90,000 medical members to Lifeco's Great-West Healthcare division.

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Net income attributable to common shareholders for the first quarter of 2007 increased 10% to $225 million from $204 million for the first quarter of 2006.

Total sales for the first quarter of 2007 were $2,306 million, compared to $2,129 million for the first quarter of 2006, an increase of 8%.

Total assets under administration at March 31, 2007 were $100.4 billion, up $3.9 billion from December 31, 2006.

UNITED STATES

Net income attributable to common shareholders for the first quarter of 2007 increased 6% to $142 million from $134 million for the first quarter of 2006.

Total sales for the first quarter of 2007 were $1,468 million, compared to $1,229 million in 2006, an increase of 19%. Sales of 401(k) retirement accumulation plans were particularly strong due to the impact of recent acquisitions.

EUROPE

Net income attributable to common shareholders for the first quarter of 2007 increased 32% to $147 million from $111 million for the first quarter of 2006.

Total sales for the first quarter of 2007 were $1,636 million, compared to $1,092 million in 2006, an increase of 50%.

Total assets under administration at March 31, 2007 were $68.2 billion, up $0.3 billion from December 31, 2006.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was nil for the first quarter of 2007 compared to a net charge of $3 million for the first quarter of 2006.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of 25½ cents per share on the common shares of the Company payable June 29, 2007 to shareholders of record at the close of business June 1, 2007.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable June 29, 2007 to shareholders of record at the close of business June 1, 2007.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

Raymond L. McFeetors
President and Chief Executive Officer

May 3, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2007

Dated: May 3, 2007

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months ended March 31, 2007 compared with the three months ended March 31, 2006. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe. This MD&A should be read in conjunction with the Company's 2006 Annual MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action with respect to anticipated benefits of the transaction with Putnam Investments Trust, as well as the expected closing of the transaction and the expectation that the transaction will be accretive to earnings are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2006 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the first quarter of 2007, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet	Operations
	Assets & liabilities	Income & expenses
United States dollar		
March 31, 2007	**$1.15**	**$1.17**
December 31, 2006	$1.17	$1.13
March 31, 2006	$1.17	$1.15
British pound		
March 31, 2007	**$2.27**	**$2.29**
December 31, 2006	$2.28	$2.09
March 31, 2006	$2.03	$2.02
Euro		
March 31, 2007	**$1.54**	**$1.54**
December 31, 2006	$1.54	$1.42
March 31, 2006	$1.42	$1.39

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended March 31		
	2007	2006	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 5,613**	$ 3,695	52%
Self-funded premium equivalents (ASO contracts)	**1,964**	1,919	2%
Segregated funds deposits:			
Individual products	**2,701**	2,021	34%
Group products	**1,716**	1,553	10%
Proprietary mutual funds deposits	**220**	161	37%
Total premiums and deposits	**12,214**	9,349	31%
Fee and other income	**764**	657	16%
Paid or credited to policyholders	**5,584**	4,001	40%
Net income - common shareholders	**514**	446	15%
Per common share			
Basic earnings	**$ 0.576**	$ 0.501	15%
Dividends paid	**0.255**	0.22375	14%
Book value	**11.31**	10.06	12%
Return on common shareholders' equity (12 months)	**20.4%**	20.4%	
At March 31			
Total assets	**$ 121,439**	$ 102,392	19%
Segregated funds net assets	**92,663**	79,997	16%
Proprietary mutual funds net assets	**2,098**	1,538	36%
Total assets under administration	**$ 216,200**	$ 183,927	18%
Share capital and surplus	**$ 11,191**	$ 9,767	15%

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue	Net income - common shareholders			Adjusted net income - common shareholders (1)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2007	**First quarter**	**$ 7,379**	**$ 514**	**$ 0.576**	**$ 0.572**			
2006	Fourth quarter	$ 8,453	$ 491	$ 0.550	$ 0.547			
	Third quarter	6,567	477	0.537	0.532			
	Second quarter	6,627	461	0.516	0.513			
	First quarter	5,675	446	0.501	0.497			
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471

(1) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005

SUMMARY OF QUARTERLY RESULTS

Net Income Attributable to Common Shareholders

Lifeco's net income attributable to common shareholders was $514 million for the first quarter of 2007 compared to $446 million reported a year ago, an increase of 15%. On a per share basis, this represents $0.576 per common share ($0.572 diluted) for the first quarter of 2007 compared to $0.501 per common share ($0.497 diluted) a year ago.

Canada – Net income was $225 million compared to $204 million in 2006. Group Insurance increased $12 million, Individual Insurance & Investment Products (IIIP) increased $11 million, and Corporate decreased $2 million.

United States – Net income was $142 million compared to $134 million in 2006. Financial Services increased $7 million, Healthcare increased $3 million, and Corporate decreased $2 million.

Europe – Net income was $147 million compared to $111 million in 2006. Insurance & Annuities increased $33 million, Reinsurance increased $6 million, and Corporate decreased $3 million.

Lifeco Corporate – Lifeco Corporate net income attributable to common shareholders was nil compared to a charge of $3 million in 2006.

Refer to each segment section for further detail.

Net income - common shareholders

	For the three months ended March 31		
	2007	2006	% Change
Canada	**$ 225**	$ 204	10%
United States	**142**	134	6%
Europe	**147**	111	32%
Lifeco Corporate	**-**	(3)	-
Total Lifeco	**$ 514**	$ 446	15%

TOTAL REVENUE

Total revenue for the first quarter of 2007 was $7,379 million and was comprised of premium income of $5,613 million, net investment income of $1,002 million and fee and other income of $764 million. Total revenue for the first quarter of 2006 was $5,675 million. It was comprised of premium income of $3,695 million, net investment income of $1,323 million and fee and other income of $657 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds.

Total premiums and deposits were $12,214 million, up $2,865 million over the first quarter of 2006. Canada was up $483 million, United States was up $409 million and Europe was up $1,973 million.

In Canada, premiums increased $230 million on risk-based products, $22 million on premium equivalent ASO contracts and $231 million on savings products. In Europe, Insurance & Annuities premiums and Reinsurance premiums were up $719 million and $1,254 million, respectively. In the United States, the increase is mainly due to Financial Services.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2007	2006	% Change
Investment income earned	**$ 1,380**	$ 1,174	18%
Net realized and unrealized gains/(losses) - financial instruments	**(380)**	-	-
Amortization of deferred net realized gains	**19**	163	-
(Provision)/recovery for credit losses	**1**	2	-50%
Gross investment income	**1,020**	1,339	-24%
Less: investment expenses	**18**	16	13%
Net investment income	**$ 1,002**	$ 1,323	-24%

Net investment income for the three months ended March 31, 2007 decreased by $321 million or 24% compared to the same period last year. The decrease is as a result of new accounting rules for financial instruments which require changes in the fair value of certain investments to be recognized in income and no longer allows for amortization of deferred net realized net gains on investments, other than for real estate investments. Approximately $2.6 billion of deferred net realized gains at December 31, 2006 were reclassified to surplus on January 1, 2007 in accordance with the new accounting standards. As a result, amortization of deferred net realized gains decreased from $163 million in 2006 to $19 million in 2007. Investment income earned is up 18% mainly due to asset growth year-over-year.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee and other income

	For the three months ended March 31		
	2007	2006	% Change
Segregated funds and other	**$ 520**	$ 428	21%
ASO contracts	**244**	229	7%
	$ 764	$ 657	16%

For the quarter, consolidated fee income was $764 million, up 16% or $107 million over the first quarter of 2006. Canada increased $39 million due to strong segregated funds and mutual fund growth. Europe increased $18 million due mainly to currency movements. The United States increased $50 million, mainly due to the acquisition of two blocks of business in 2006 from Metropolitan Life Insurance and U.S. Bank.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts, segregated funds and mutual funds).

For the quarter, consolidated amounts paid or credited to policyholders were $5,584 million, up $1,583 million over the first quarter of 2006. Canada was up $240 million, the United States was up $251 million and Europe was up $1,092 million. The increase in Europe is mainly due to the commutation of two reinsurance contracts.

CONSOLIDATED FINANCIAL POSITION

ASSETS

Consolidated total assets under administration

	March 31, 2007			
	Canada	**United States**	**Europe**	**Total**
Assets				
Invested assets	$ 45,136	$ 26,753	$ 35,600	$ 107,489
Goodwill and intangible assets	4,976	269	1,761	7,006
Other assets	2,216	1,507	3,221	6,944
Total assets	52,328	28,529	40,582	121,439
Segregated funds net assets	45,978	19,106	27,579	92,663
Proprietary mutual funds net assets	2,098	-	-	2,098
Total assets under administration	$ 100,404	$ 47,635	$ 68,161	$ 216,200

	December 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421
Goodwill and intangible assets	4,980	277	1,762	7,019
Other assets	1,290	1,367	13,431	16,088
Total assets	49,988	29,330	41,210	120,528
Segregated funds net assets	44,656	18,858	26,632	90,146
Proprietary mutual funds net assets	1,907	-	-	1,907
Total assets under administration	$ 96,551	$ 48,188	$ 67,842	$ 212,581

Certain invested assets, primarily investments actively traded in a public market, and certain financial liabilities are now measured at their fair value in accordance with the new accounting standards.

Invested assets at March 31, 2007 were $107.5 billion, an increase of $10.1 billion from December 31, 2006. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages. The increase in invested assets is primarily as a result of the adjustments related to moving certain invested assets to market value as a result of the application of new accounting standards and due to the closing of the Equitable Life transaction in the quarter. Upon closing approximately $9.5 billion of invested assets were acquired. Other assets decreased by a corresponding amount, reflecting a reduction in funds held by ceding insurers.

Goodwill and intangible assets have not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

LIABILITIES

Liabilities have increased from $105.8 billion at December 31, 2006 to $106.4 billion at March 31, 2007.

Actuarial liabilities increased by approximately $3.3 billion, mainly as a result of the impact of the increase in carrying value of invested assets backing actuarial liabilities in connection with the adoption of the new financial instruments accounting standards on January 1, 2007.

All other liabilities decreased $2.7 billion since December 31, 2006, mainly as a result of the elimination of deferred net realized gains as part of the transition to the new financial instrument accounting standards adopted on January 1, 2007. Deferred net realized gains decreased from $2,821 million at December 31, 2006 to $188 million at March 31, 2007.

Debentures and other debt instruments at $2.0 billion remained relatively unchanged from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

SHARE CAPITAL AND SURPLUS

During the three months ended March 31, 2007, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 993,457 shares were issued for a total value of $11 million or $11.01 per share.

During the three months ended March 31, 2007, the Company paid dividends of $0.255 per common share for a total of $227 million and perpetual preferred share dividends of $14 million.

As a result of adopting the new Financial Instrument accounting standards on January 1, 2007, total surplus was reduced by $111 million including: a decrease in accumulated surplus of $373 million, comprised of deferred realized losses written off and the impact of fair value changes on actuarial liabilities and an increase of $262 million to Accumulated Other Comprehensive Income (AOCI), representing unrealized portfolio gains on assets backing surplus.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company's liquidity position has not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

Cash Flows

Cash flows	For the three months ended March 31	
	2007	2006
Cash flows relating to the following activities:		
Operations	**$ 178**	$ (52)
Financing	**(239)**	(225)
Investment	**(310)**	(40)
	(371)	(317)
Effects of changes in exchange rates on cash and cash equivalents	**(16)**	30
Increase (decrease) in cash and cash equivalents	**(387)**	(287)
Cash and cash equivalents, beginning of period	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 2,696**	$ 2,674

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

The first quarter increase in cash flows from operations compared to 2006 is mainly due to higher premium income and investment income earned partially offset by higher payments to policyholders. Cash flows from operations were used to acquire an additional $310 million of invested assets including bonds, stocks mortgages and real estate to support policy liabilities and to fund financing activities.

Financing activities used $239 million of cash primarily reflecting dividend payments of $241 million. The effects of changes in exchange rates on cash and cash equivalents was due to the strengthening of the Canadian dollar against the British pound and the United States dollar which decreased reported cash and cash equivalents by $16 million.

Commitments/Contractual Obligations
Commitments/contractual obligations have not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

Capital Management and Adequacy
In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at March 31, 2007 was 211% (213% at the end of 2006). London Life's MCCSR ratio at March 31, 2007 was 239% (253% at the end of 2006). Canada Life's MCCSR ratio at March 31, 2007 was 244% (242% at the end of 2006). GWL&A's RBC ratio was 482% at December 31, 2006, well in excess of that required by National Association of Insurance Commissioners.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2006 Annual MD&A.

FAIR VALUE ACCOUNTING

Commencing January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) regarding fair value accounting. As well, the Company's federally regulated subsidiaries adopted a new guideline from The Office of the Superintendent of Financial Institutions Canada which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

Life Insurance enterprises no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages) or amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus previously recorded on the balance sheet, nor do they carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses.

By its nature, fair value accounting will result in volatility within certain income statement line items, particularly for investment income and actuarial provisions (shown in the paid or credited to policyholders line). However, these items are largely offsetting except for investment income on assets backing surplus.

Also, derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective hedges.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, and to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and surplus.

Comparative figures have not been restated to conform with the new Financial Instruments accounting standards adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards. As a result, the two periods are not comparable from an accounting standpoint.

In the first quarter of 2006, investment income included $163 million of amortization of deferred net realized and unrealized gains, including $136 million of amortization of gains on assets backing policyholder liabilities and Participating policyholder surplus. The amortization of these net deferred realized and unrealized gains did not impact shareholder earnings in 2006 inasmuch as the investment income resulted in either an offsetting increase in actuarial liabilities or Participating policyholder income. The $27 million balance represents the amortization in the first quarter of 2006 of deferred net realized and unrealized gains on assets backing shareholder surplus.

Financing charges in 2006 included approximately $2 million of amortization of transaction costs in connection with certain capital instruments. The Company has adopted a policy of expensing these transaction costs going forward. Accordingly, the unamortized balance of these costs at December 31, 2006 was closed out to retained earnings in accordance with the fair value rules on transition.

In the first quarter of 2007, investment income included $19 million of amortization of deferred net realized gains on real estate, which is the only remaining asset class where realized gains can be amortized under the new accounting standards. Approximately $4 million of the $19 million represents the amortization of deferred net realized and unrealized gains on real estate backing shareholder surplus. Investment income also included $28 million of net realized gains on the sale of bonds and stocks that had been classified as Available for Sale under the new accounting standards.

In 2007, preferred share dividends, reported as financing charges, included a mark-to-market adjustment of approximately $2 million which lowered the effective financing cost in connection with the Company's preferred shares, Series D and Series E. These two series of preferred shares have been designated as Held for Trading under the new accounting standards.

Refer to note 1 (a) of the interim consolidated financial statements for additional detail regarding these adjustments.

FUTURE ACCOUNTING POLICIES

Capital Disclosures – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

Selected consolidated financial information - Canada

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 4,637**	$ 4,154	12%
Sales	**2,306**	2,129	8%
Fee and other income	**255**	216	18%
Net income - common shareholders	**225**	204	10%
Total assets	**$ 52,328**	$ 49,108	7%
Segregated funds net assets	**45,978**	41,269	11%
Proprietary mutual funds net assets	**2,098**	1,538	36%
Total assets under administration	**$ 100,404**	$ 91,915	9%

BUSINESS UNITS – CANADA

GROUP INSURANCE

2007 DEVELOPMENTS

- Net income to shareholders increased 16% to $86 million.
- Overall sales results grew by 2%, reflecting growth in all market segments except for large case ASO.

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 1,393**	$ 1,205	16%
Sales	**125**	123	2%
Fee and other income	**33**	31	6%
Net income	**86**	74	16%

Premiums and deposits

Three months

Total net premiums and deposits were $1,393 million, which is 16% higher than 2006. Excluding the impact of $126 million of premiums ceded under a bulk reinsurance agreement ($221 million in 2006) premium and deposits increased 7% over the comparative period in 2006. Small/mid-size case premiums and deposits increased 4% and large case insured net premium increased 14%, partly due to one $32 million single premium in 2007.

Sales

Three months

Overall sales results in the quarter were up 2% compared to 2006. The increase was mainly due to significant improvements in all markets except large case ASO. Sales were strong in large case insured mainly due to one large single premium sale for $32 million in 2007 and in creditor/direct marketing on one large sale for $7 million. Sales in the large case ASO market were significantly lower on one large sale in 2007 for $8 million compared to four large sales for $54 million in 2006. Sales for the large case markets tend to be less uniform, resulting in volatility in sales trends.

Fee and other income

Three months

Fee income is derived from ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis. Fee and other income was up 6% over 2006 mainly due to higher claims volumes.

Net income

Three months

Net income attributable to common shareholders was $86 million, which represents an increase of 16% compared to 2006.

The results reflect improved group health morbidity experience on long term disability cases and higher expense gains on lower operating expenses and higher expense recoveries partly offset by a decrease in investment gains in 2007 compared to the more favourable investment experience and asset/liability matching in 2006.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

2007 DEVELOPMENTS

- Sales of proprietary retail investment funds, including segregated funds and Quadrus Group of Funds™ brand, increased by 18% which contributed to asset growth of 4% in quarter.
- Non-participating Individual Life sales are up 12% year-over-year driven by strong universal life sales growth.

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 3,244**	$ 2,949	10%
Sales	**2,181**	2,006	9%
Fee and other income	**208**	175	19%
Net income	**155**	144	8%

Premiums and deposits

Three months
Beginning in 2007, proprietary mutual fund deposits have been included in the total for premiums and deposits. The first quarter 2006 total of $2,949 million has been increased by $161 million to conform to the presentation of the 2007 result, which includes $220 million of proprietary mutual fund deposits.

Individual Life premiums increased by $39 million or 7% over first quarter of 2006 to $606 million reflecting both continued strong persistency and sales. Living Benefits premiums of $63 million were 7% higher than in 2006, driven by strong persistency. Total premiums and deposits to individual and proprietary investment funds increased by 23% over 2006. In particular, sales in the Great-West distribution channel grew 35% fueled through interest in our unique specialty Real Estate segregated fund and activity from new advisors added to GWL Gold Key contracts in 2006.

Sales

Three months
Total sales for the three months ended March 31, 2007 were $2,181 million compared to $2,006 million in 2006, an increase of $175 million or 9%. The 2006 result has been reduced by $247 million to conform with the 2007 presentation which excludes third party mutual funds sales and GRS Securities sales.

Individual Life sales grew 12% versus the first quarter of 2006 driven by a substantial increase in universal life sales. Sales results for Individual Retirement & Investment Services (IRIS) were similar to the premium and deposit results discussed above.

Fee and other income

Three months
Fee income generated by IRIS and Group Retirement Services now exceeds $200 million having increased by 25% and 15% respectively over the first quarter of 2006 due to strong asset growth.

Total IRIS proprietary investment fund growth was 4% in the quarter with very strong net cash flow of 3% of opening assets being the main contributor.

Net income

Three months
Net income attributable to common shareholders for the first quarter of 2007 was $155 million compared to $144 million in 2006, an increase of $11 million or 8%. The growth in net income was primarily attributable to significant growth in segregated fund assets and sales, very favourable annuitant mortality experience and a reduction in future tax liabilities partially offset by lower actuarial reserve basis changes.

Net income attributable to participating account was $19 million in 2007 compared to $23 million in 2006.

CORPORATE

Canada Corporate consists of items not associated directly with, or allocated to the Canadian business units.

Net Income

Three months
Net charge in the quarter was $16 million compared to a charge of $14 million in 2006. The decrease in net income reflects higher income tax expense in 2007 offset by lower financing costs and higher income on capital.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

Selected consolidated financial information - United States

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 3,172**	$ 2,763	15%
Sales	**1,468**	1,229	19%
Fee and other income	**347**	297	17%
Net income - common shareholders	**142**	134	6%
Net income - common shareholders (US$)	**121**	117	3%
Total assets	**$ 28,529**	$ 27,239	5%
Segregated funds net assets	**19,106**	17,655	8%
Total assets under administration	**$ 47,635**	$ 44,894	6%

2007 DEVELOPMENTS

- Overall, net income for the year is US$4 million higher than 2006, with Financial Services up 5% and Healthcare up 5%.
- On April 9, 2007, GWL&A entered into an agreement to acquire a majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans. The transaction should add nearly 90,000 medical members to GWL&A's Healthcare.

AGREEMENT TO PURCHASE PUTNAM INVESTMENTS TRUST

On February 1, 2007, Lifeco announced that it had reached an agreement with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately US$350 million. The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately US$550 million. In aggregate these transactions represent a value of approximately US$3.9 billion.

This transaction will allow Lifeco to achieve a major presence in the mutual fund and institutional asset management industry in the United States. The acquisition also includes operations in Europe and Asia. Putnam had US$192 billion in assets under management at December 31, 2006 – US$118 billion in retail assets for U.S. mutual fund investors, US$39 billion for North American institutional accounts and US$35 billion of institutional and retail assets in Europe and Japan.

The transaction is subject to regulatory approval and certain other conditions.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 1,739**	$ 1,676	4%
Sales	**269**	351	-23%
Fee and other income	**211**	201	5%
Net income	**53**	50	6%
Premiums and deposits (US$)	**$ 1,486**	$ 1,458	2%
Sales (US$)	**230**	305	-25%
Fee and other income (US$)	**180**	174	3%
Net income (US$)	**45**	43	5%

Premiums and deposits

Three months
Healthcare premiums and deposits for the first quarter of 2007 increased 2% to US$1,486 million due primarily to increased membership and strong renewal pricing on individual stop loss.

Sales

Three months
Sales decreased 25% to US$230 million for the three months ended March 31, 2007 over the same period last year. This decline is the result of lower case sales in all group health segments.

Membership for the three months ended March 31, 2007 of 2.205 million members has remained relatively flat compared to December 31, 2006 members of 2.204 million. In quarter 2007 membership included an increase in the Specialty Markets segment, which was offset by terminations in the other segments. Membership at March 31, 2006 of 2.051 million members increased 1% from 2.025 million members at December 31, 2005, primarily due to sales in the Specialty Markets segment.

Fee and other income

Three months
Healthcare fee and other income for the first quarter of 2007 increased 3% to US$180 million due primarily to higher membership in Specialty Markets.

Net income

Three months
In quarter earnings in the Healthcare business unit totaled US$45 million, which is a 5% increase compared to the same period in 2006. The increase is primarily the result of increased investment income and additional administrative fees from membership growth.

FINANCIAL SERVICES

The Company closed on two separate agreements to acquire certain 401(k) business in the second half of 2006. The combination of the two agreements resulted in the addition of nearly 4,300 plans and 440,000 participants with participant account values of over US$16.7 billion in 2006.

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 1,433**	$ 1,087	32%
Sales	**1,199**	879	36%
Fee and other income	**134**	95	41%
Net income	**90**	83	8%
Premiums and deposits (US$)	**$ 1,225**	$ 945	30%
Sales (US$)	**1,025**	764	34%
Fee and other income (US$)	**115**	83	39%
Net income (US$)	**77**	73	5%

Premiums and deposits

Three months

The Company purchased two blocks of 401(k) business in the second half of 2006, which have had a significant impact on the operating results of the Retirement Services area when comparing the first quarter of 2007 to the first quarter of 2006.

Premiums and deposits for the first quarter of 2007 were US$1,225 million, an increase of US$280 million or 30% compared to the same period in 2006. The increase in Retirement Services premiums and deposits of 31% is from the additional ongoing premiums associated with the block acquisitions and from transfers from the retail investment options to general account and segregated fund investment options. Premiums and deposits in Individual Markets increased 23% in the first quarter of 2007 primarily due to strong sales of the BOLI product.

Sales

Three months

Sales for the first quarter of 2007 increased US$261 million or 34% compared to 2006. The increase is primarily in Retirement Services, due to higher sales of 401(k) products in 2007.

Although the Retirement Services customer account values were negatively impacted by the strengthening of the Canadian dollar against the US dollar, total account values increased by 30% due to the acquisitions of certain 401(k) business from Metropolitan Life Insurance Company and U.S. Bank in the fourth quarter of 2006.

Account values invested in the general account fixed investment options have increased in US dollars by 28% compared to the same period last year primarily due to acquisitions of certain business from Metropolitan Life Insurance Company, while account values invested in the segregated variable investment options have increased 9% in US dollars compared to the same period last year primarily due to the improvement in U.S. equity markets.

Participant accounts values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 34% in US dollars in 2007. The increase is primarily attributable to the 401(k) acquisitions discussed above.

Fee and other income

Three months

Fee income for 2007 has increased US$32 million or 39% compared to the same period in 2006. The growth is related to the acquisition of two blocks of business in 2006 from Metropolitan Life Insurance Company and U.S. Bank.

Net income

Three months

In US dollars, earnings increased 5% compared to the same period in 2006. The increase was due primarily to a combination of higher fee income net of higher operating expenses in 2007 associated with the 401(k) acquisitions in Retirement Services (Metropolitan Life Insurance Company and U.S. Bank).

CORPORATE

Net Income

Three months

In US dollars, earnings were a charge of $1 million compared to net income of $1 million in 2006. The 2007 results include higher financing charges.

EUROPE

Selected consolidated financial information - Europe

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 4,405**	$ 2,432	81%
Sales - Insurance & Annuities	**1,636**	1,092	50%
Fee and other income	**162**	144	13%
Net income - common shareholders	**147**	111	32%
Total assets	**$ 40,582**	$ 26,045	56%
Segregated funds net assets	**27,579**	21,073	31%
Total assets under administration	**$ 68,161**	$ 47,118	45%

2007 DEVELOPMENTS

- Shareholder net income was $147 million, up 32% from 2006.
- Insurance & Annuities sales increased by $544 million, up 50% over 2006.
- The Company agreed to purchase a payout annuity block of business from Equitable Life in the U.K. in the second quarter of 2006. The transfer of assets and liabilities has been approved by the courts and was completed on February 9, 2007.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

OPERATING RESULTS

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 2,220**	$ 1,501	48%
Sales	**1,636**	1,092	50%
Fee and other income	**161**	143	13%
Net income	**120**	87	38%

Premiums and deposits

Three months
Premiums and deposits increased $719 million or 48%. The increase was due to higher segregated fund premiums on savings products in the U.K. and Ireland and pension products in Ireland and Germany. In addition, payout annuity sales in the U.K. increased as compared to the same period in 2006 as sales returned to long term levels following customer purchase decisions being delayed prior to the implementation of new retirement legislation in April 2006.

Sales

Three months
Sales increased by $544 million or 50% compared to the first quarter of 2006. Strong sales growth was driven by payout annuities (discussed above) and group products in the U.K., as well as single premium savings products in the U.K. and Ireland and pension products in Ireland and Germany.

Fee and other income

Three months
Fee and other income increased by $18 million or 13% compared to 2006. The increase was driven primarily by growth in Ireland and Germany partly offset by the reduction in sales of a savings product in the U.K./Isle of Man.

Net income

Three months
Net income attributable to common shareholders increased $33 million, or 38% to $120 million compared to the first quarter of 2006.

The strong results in Europe are largely due to the payout annuities and group businesses in the U.K. operations. The increase in payout annuities was driven by strong sales growth and the contribution from the Equitable Life payout annuity block, acquired in the second quarter of 2006. The U.K. group insurance business benefited from favourable mortality experience.

REINSURANCE

	For the three months ended March 31		
	2007	2006	% Change
Premiums and deposits	**$ 2,185**	$ 931	135%
Fee and other income	**1**	1	0%
Net income	**28**	22	27%

Premiums and deposits

Three months
Premiums and deposits for the Reinsurance business unit were $2,185 million, an increase of $1,254 million over the three months ended March 31, 2006. The increase is due to the commutation of certain structured life contracts in the quarter.

Fee and other income

Three months
Fee income in 2007 was consistent with 2006.

Net income

Three months

Net income was $28 million, an increase of $6 million or 27% compared to the same period in 2006.

The 2007 results reflect higher renewal profits, lower new business strain in life reinsurance, and surrender gains from commutation of certain property catastrophe treaties, partly offset by unfavourable mortality experience in life reinsurance.

CORPORATE

Net income

Three months

The Corporate account primarily includes financing charges as well as the results for the non-core international businesses.

For 2007, net income was a charge of $1 million compared to net income of $2 million for 2006. The 2007 decrease reflects increased financing expense.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Three months
Corporate net income was nil in 2007 compared to a charge of $3 million in 2006. The 2006 result reflects $2 million of withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries and $1 million of operating expenses incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, R.L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

'R.L. McFeetors'
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

'W.W. Lovatt'
Vice-President, Finance, Canada

Form 52-109F2 - Certification of Interim Filings

I, M.T.G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

'M.T.G. Graye'
Vice-President, Finance, United States

Form 52-109F2 - Certification of Interim Filings

I, A.J. Guertin, Vice-President, Finance, Europe, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

'A.J. Guertin'
Vice-President, Finance, Europe

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports first quarter 2007 results

Winnipeg, May 3, 2007 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $514 million for the three months ended March 31, 2007 compared to net income of $446 million reported a year ago. On a per share basis, this represents $0.576 per common share for the three months ended March 31, 2007, an increase of 15% compared to $0.501 per common share for 2006.

Lifeco reported earnings growth in all reporting segments, with significant growth in the Company's European segment.

Highlights

- Quarterly dividends declared were 25 ½ cents per common share payable June 29, 2007. Dividends paid on common shares for the three months ended March 31, 2007 were 14% higher than a year ago.
- Earnings per common share for the first quarter of 2007 increased 15% compared to a year ago.
- Return on common shareholders' equity was 20.4% for the twelve months ended March 31, 2007.
- Assets under administration at March 31, 2007 totalled $216.2 billion, up $3.6 billion from December 31, 2006.
- On April 9, 2007, Lifeco announced that its U.S. subsidiary, Great-West Life & Annuity Insurance Company, had entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator. The transaction will add nearly 90,000 medical members to Lifeco's Great-West Healthcare division.

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Net income attributable to common shareholders for the first quarter of 2007 increased 10% to $225 million from $204 million for the first quarter of 2006.

Total sales for the first quarter of 2007 were $2,306 million, compared to $2,129 million for the first quarter of 2006, an increase of 8%.

Total assets under administration at March 31, 2007 were $100.4 billion, up $3.9 billion from December 31, 2006.

UNITED STATES

Net income attributable to common shareholders for the first quarter of 2007 increased 6% to $142 million from $134 million for the first quarter of 2006.

Total sales for the first quarter of 2007 were $1,468 million, compared to $1,229 million in 2006, an increase of 19%. Sales of 401(k) retirement accumulation plans were particularly strong due to the impact of recent acquisitions.

EUROPE

Net income attributable to common shareholders for the first quarter of 2007 increased 32% to $147 million from $111 million for the first quarter of 2006.

Total sales for the first quarter of 2007 were $1,636 million, compared to $1,092 million in 2006, an increase of 50%.

Total assets under administration at March 31, 2007 were $68.2 billion, up $0.3 billion from December 31, 2006.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was nil for the first quarter of 2007 compared to a net charge of $3 million for the first quarter of 2006.

.../3

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of 25 ½ cents per share on the common shares of the Company payable June 29, 2007 to shareholders of record at the close of business June 1, 2007.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable June 29, 2007 to shareholders of record at the close of business June 1, 2007.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have over $216 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

Cautionary note regarding Forward-Looking Information
This release contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made with respect to expected benefits of the transaction with Benefit Management Corp., are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, May 3 at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-641-6130
- Participants from North America: 1-866-862-3912
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from May 3, until May 10, 2007, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3217093#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	2007	2006	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 5,613**	$ 3,695	52%
Self-funded premium equivalents (ASO contracts)	**1,964**	1,919	2%
Segregated funds deposits:			
Individual products	**2,701**	2,021	34%
Group products	**1,716**	1,553	10%
Proprietary mutual funds deposits	**220**	161	37%
Total premiums and deposits	**12,214**	9,349	31%
Fee and other income	**764**	657	16%
Paid or credited to policyholders	**5,584**	4,001	40%
Net income - common shareholders	**514**	446	15%
Per common share			
Basic earnings	**0.576**	0.501	15%
Dividends paid	**0.255**	0.22375	14%
Book value	**11.31**	10.06	12%
Return on common shareholders' equity (12 months):	**20.4%**	20.4%	
At March 31			
Total assets	**$ 121,439**	$ 102,392	19%
Segregated funds net assets	**92,663**	79,997	16%
Proprietary mutual funds net assets	**2,098**	1,538	36%
Total assets under administration	**$ 216,200**	$ 183,927	18%
Share capital and surplus	**$ 11,191**	$ 9,767	15%

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2007 (note 1(a))	2006
Income		
Premium income	**$ 5,613**	$ 3,695
Net investment income (note 3)	**1,002**	1,323
Fee and other income	**764**	657
	7,379	5,675
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**5,584**	4,001
Commissions	**378**	342
Operating expenses	**595**	562
Premium taxes	**64**	60
Financing charges (note 4)	**51**	47
Amortization of finite life intangible assets	**8**	4
Net income before income taxes	**699**	659
Income taxes - current	**149**	117
- future	**(11)**	52
Net income before non-controlling interests	**561**	490
Non-controlling interests (note 9)	**33**	34
Net income - shareholders	**528**	456
Perpetual preferred share dividends	**14**	10
Net income - common shareholders	**$ 514**	$ 446
Earnings per common share (note 13)		
Basic	**$ 0.576**	$ 0.501
Diluted	**$ 0.572**	$ 0.497

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	March 31, 2007 (note 1(a))	December 31, 2006	March 31, 2006
Assets			
Bonds (note 2)	**$ 74,861**	$ 65,246	$ 59,481
Mortgage loans (note 2)	**15,356**	15,334	14,693
Stocks (note 2)	**5,621**	4,766	4,182
Real estate (note 2)	**2,224**	2,216	1,839
Loans to policyholders	**6,731**	6,776	6,735
Cash and cash equivalents	**2,696**	3,083	2,674
Funds held by ceding insurers	**1,866**	12,371	2,504
Goodwill	**5,440**	5,444	5,327
Intangible assets	**1,566**	1,575	1,453
Other assets (note 5)	**5,078**	3,717	3,504
Total assets	**$ 121,439**	$ 120,528	$ 102,392
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 92,786**	$ 89,490	$ 71,743
Provision for claims	**1,316**	1,266	1,010
Provision for policyholder dividends	**578**	568	546
Provision for experience rating refunds	**216**	452	352
Policyholder funds	**2,272**	2,202	2,112
	97,168	93,978	75,763
Debentures and other debt instruments (note 6)	**1,960**	1,980	1,891
Funds held under reinsurance contracts	**1,964**	1,822	4,139
Other liabilities (note 7)	**4,186**	4,167	3,524
Repurchase agreements	**918**	997	1,083
Deferred net realized gains	**188**	2,821	2,654
	106,384	105,765	89,054
Preferred shares (note 10)	**825**	756	787
Capital trust securities and debentures (note 8)	**634**	646	648
Non-controlling interests (note 9)			
Participating account surplus in subsidiaries	**2,042**	1,884	1,771
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**154**	154	156
Share capital and surplus			
Share capital (note 10)			
Perpetual preferred shares	**1,099**	1,099	799
Common shares	**4,687**	4,676	4,668
Accumulated surplus	**5,772**	5,858	5,095
Accumulated other comprehensive income	**(396)**	-	-
Contributed surplus	**29**	28	21
Currency translation account	**-**	(547)	(816)
	11,191	11,114	9,767
Liabilities, share capital and surplus	**$ 121,439**	$ 120,528	$ 102,392

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(373)**	-
Net income	**528**	456
Common share cancellation excess	**-**	(11)
Dividends to shareholders		
Perpetual preferred shareholders	**(14)**	(10)
Common shareholders	**(227)**	(200)
Balance, end of period	**$ 5,772**	$ 5,095
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ -**	$ -
Reclassification from currency translation account (note 1(a))	**(547)**	
Change in accounting policy (note 1(a))	**262**	-
Other comprehensive income	**(111)**	-
Balance, end of period	**$ (396)**	$ -
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 11)	**1**	2
Exercised	**-**	-
Balance, end of period	**$ 29**	$ 21
Currency translation account		
Balance, beginning of year	**$ (547)**	$ (849)
Reclassification to accumulated other comprehensive income (note 1(a))	**547**	-
Change during the period	**-**	33
Balance, end of period	**$ -**	$ (816)

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended March 31 2007 (note 1(a))
Net income	$ 528
Other comprehensive income (loss), net of income taxes	
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0	(75)
Unrealized gains (losses) on available for sale assets, net of tax of $4	(15)
Reclassification of realized gains (losses) on available for sale assets, net of tax of $7, to net income	(21)
Unrealized gains (losses) on cash flow hedges, net of tax of $0	-
Non-controlling interests (note 9)	-
	(111)
Comprehensive income	$ 417

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended March 31 2007	2006
Operations		
Net income	**$ 528**	$ 456
Adjustments:		
Change in policy liabilities	**(52)**	129
Change in funds held by ceding insurers	**288**	52
Change in funds held under reinsurance contracts	**26**	(78)
Change in current income taxes payable	**(44)**	(89)
Future income tax expense	**(11)**	52
Other	**(557)**	(574)
Cash flows from operations	**178**	(52)
Financing Activities		
Issue of common shares	**11**	12
Purchased and cancelled common shares	**-**	(15)
Repayment of debentures and other debt instruments	**(9)**	(12)
Dividends paid	**(241)**	(210)
	(239)	(225)
Investment Activities		
Bond sales and maturities	**6,532**	7,132
Mortgage loan repayments	**469**	438
Stock sales	**353**	294
Real estate sales	**19**	119
Change in loans to policyholders	**(34)**	(87)
Change in repurchase agreements	**(427)**	114
Investment in bonds	**(5,943)**	(7,093)
Investment in mortgage loans	**(594)**	(532)
Investment in stocks	**(572)**	(353)
Investment in real estate	**(113)**	(72)
	(310)	(40)
Effect of changes in exchange rates on cash and cash equivalents	**(16)**	30
Decrease in cash and cash equivalents	**(387)**	(287)
Cash and cash equivalents, beginning of year	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 2,696**	$ 2,674

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2006 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2006.

(a) Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

In addition to the adoption of the CICA standards, the Company adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheet at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other Comprehensive Income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet (note 5 and 7). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as Reported (note 1(d))	Opening Adjustments	Adjusted January 1, 2007
Assets			
Bonds	$ 65,246	$ (65,246)	$ -
Classified as available for sale	-	5,673	5,673
Classified as held for trading	-	48,904	48,904
Designated as held for trading	-	1,650	1,650
Loans and receivables	-	10,035	10,035
	65,246	1,016	66,262
Mortgage loans	15,334	(46)	15,288
Stocks	4,766	(4,460)	306
Classified as available for sale	-	910	910
Classified as held for trading	-	4,211	4,211
	4,766	661	5,427
All other assets	35,182	(153)	35,029
Total assets	$ 120,528	$ 1,478	$ 122,006
Liabilities			
Policy liabilities	$ 93,978	$ 3,896	$ 97,874
Funds held under reinsurance contracts	1,822	121	1,943
Deferred net realized gains	2,821	(2,628)	193
Preferred share liability (Series D and E)	756	71	827
All other liabilities	7,790	-	7,790
	107,167	1,460	108,627
Non-controlling interests			
Participating account surplus in subsidiaries	1,884	129	2,013
Other non-controlling interests	363	-	363
Share capital and surplus			
Share capital	5,775	-	5,775
Shareholder surplus			
Accumulated surplus	5,858	(373)	5,485
Accumulated other comprehensive income	-	(285)	(285)
Contributed surplus	28	-	28
Currency translation account	(547)	547	-
	11,114	(111)	11,003
Liabilities, share capital and surplus	$ 120,528	$ 1,478	$ 122,006

(b) Determining Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities.

(c) New Accounting Requirements

Capital Disclosures
Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation
Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

(d) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in an increase to total assets of $65 at December 31, 2006 and $86 at March 31, 2006, with a corresponding increase in total liabilities.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards.

2. Portfolio Investments

(a) Carrying values of the portfolio investments are as follows:

	March 31, 2007						December 31, 2006	March 31, 2006
	Market Value			Amortized Cost		Total		
	Available for sale	Held for Trading[1] Designated	Held for Trading[1] Classified	Loans and receivables	Non-financial instruments		Carrying value	Carrying value
Bonds								
- government	$ 2,012	$ 21,412	$ 1,013	$ 2,240	$ -	$ 26,677	$ 22,069	$ 21,216
- corporate	3,136	36,823	615	7,610	-	48,184	43,177	38,265
	5,148	58,235	1,628	9,850	-	74,861	65,246	59,481
Mortgage loans								
- residential	-	-	-	7,259	-	7,259	7,342	7,275
- non-residential	-	-	-	8,097	-	8,097	7,992	7,418
	-	-	-	15,356	-	15,356	15,334	14,693
Stocks	587	4,725	-	-	309	5,621	4,766	4,182
Real estate	-	-	-	-	2,224	2,224	2,216	1,839
	$ 5,735	$ 62,960	$ 1,628	$ 25,206	$ 2,533	$ 98,062	$ 87,562	$ 80,195

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as at January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	March 31, 2007	December 31, 2006	March 31, 2006
Carrying value, beginning of year	$ 306	$ 276	$ 276
Equity method earnings	7	-	-
Dividends	(4)	-	-
Portfolio method earnings	-	30	9
Carrying value, end of period	$ 309	$ 306	$ 285
Share of equity, end of period	$ 136	$ 133	$ 123
Fair value, end of period	$ 449	$ 452	$ 445

The Company owns 9,205,861 shares of IGM at March 31, 2007 (9,205,933 at December 31, 2006; 9,205,600 at March 31, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006; 3.48% at March 31, 2006).

3. Net Investment Income

Net investment income is comprised of the following:

For the three months ended March 31, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Net realized gains (losses) *(Available for Sale)*	$ 25	$ -	$ 3	$ -	$ -	$ 28
Net realized/ unrealized gains (losses) *(Designated Held for Trading)*	(479)	-	79	-	(13)	(413)
Net realized/ unrealized gains (losses) *(Classified Held for Trading)*	(3)	-	-	-	-	(3)
Net realized gains (losses) *(Other classifications)*	2	6	-	-	-	8
Investment income	925	224	44	35	152	1,380
Recovery of credit losses	1	-	-	-	-	1
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
Net investment income	$ 471	$ 230	$ 126	$ 54	$ 121	$ 1,002

For the three months ended March 31, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 800	$ 216	$ 33	$ 26	$ 99	$ 1,174
Amortization of net realized and unrealized gains	61	12	76	14	-	163
Recovery for credit losses	2	-	-	-	-	2
Investment expenses	-	-	-	-	(16)	(16)
Net investment income	$ 863	$ 228	$ 109	$ 40	$ 83	$ 1,323

4. Financing Charges

Financing charges consist of the following:

	For the three months ended March 31	
	2007	2006
Interest on long-term debentures and other debt instruments	$ 30	$ 27
Preferred share dividends	7	10
Interest on capital trust debentures	12	12
Other	5	1
Distributions on capital trust securities held by consolidated group as temporary investments	(3)	(3)
Total	$ 51	$ 47

5. Other Assets

Other assets consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Premiums in course of collection	**$ 523**	$ 566	$ 633
Interest due and accrued	**1,162**	1,009	936
Derivative financial instruments (note 1(a))	**587**	-	-
Other investment receivables	**402**	-	-
Future income taxes	**333**	369	424
Fixed assets	**260**	263	271
Prepaid expenses	**53**	64	60
Accounts receivable	**898**	754	659
Accrued pension asset	**193**	189	171
Other	**667**	503	350
	$ 5,078	$ 3,717	$ 3,504

6. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.3% to 5.4% (5.2% to 5.3% in 2006)	$ **101**	$ 110	$ 110
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (6.0% in 2006)	**1**	1	3
Total short term	**102**	111	113
Long term			
Operating:			
Note payable with interest rate of 8.0%	**8**	8	9
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**-**	-	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**200**	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	**100**	100	100
Acquisition related fair market value adjustment	**4**	5	10
	304	305	560
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	**201**	205	209
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	**345**	351	-
Total long term	**1,858**	1,869	1,778
Total debentures and other debt instruments	**$ 1,960**	$ 1,980	$ 1,891

7. Other Liabilities

Other liabilities consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Current income taxes	$ 203	$ 246	$ 239
Accounts payable	402	459	513
Post-retirement benefits provision	527	520	525
Bank overdraft	499	446	445
Future income taxes	407	369	332
Derivative financial instruments (note 1(a))	79	-	-
Other	2,069	2,127	1,470
	$ 4,186	$ 4,167	$ 3,524

8. Capital Trust Securities and Debentures

	March 31, 2007	December 31, 2006	March 31, 2006
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	350	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	30	31	33
Trust securities held by consolidated group as temporary investments	(196)	(185)	(185)
Total	$ 634	$ 646	$ 648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

9. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2007 and March 31, 2006.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended March 31	
	2007	2006
Participating account		
Net income attributable to participating account before policyholder dividends		
Great-West Life	**$ 30**	$ 29
London Life	**166**	162
Canada Life	**53**	47
GWL&A	**50**	43
Policyholder dividends		
Great-West Life	**(27)**	(26)
London Life	**(146)**	(139)
Canada Life	**(52)**	(46)
GWL&A	**(45)**	(40)
Net income - participating account	**29**	30
Preferred shareholder dividends of subsidiaries	**4**	4
Total	**$ 33**	$ 34

(b) The carrying value of non-controlling interests consist of the following:

	March 31, 2007	December 31, 2006	March 31, 2006
Participating account surplus:			
Great-West Life	$ 405	$ 370	$ 375
London Life	1,399	1,275	1,174
Canada Life	29	35	26
GWL&A	241	204	196
Participating account accumulated other comprehensive income:			
Great-West Life	9	-	-
London Life	(15)	-	-
Canada Life	2	-	-
GWL&A	(28)	-	-
	$ 2,042	$ 1,884	$ 1,771
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	$ 52	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	157	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145	$ 145
Acquisition related fair market value adjustment	9	9	11
	$ 154	$ 154	$ 156

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

	For the three months ended March 31 2007
Participating account	
Other comprehensive income attributable to participating account	
Great-West Life	$ (1)
London Life	-
Canada Life	-
GWL&A	1
Other comprehensive income - participating account	$ -

10. Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	March 31, 2007		December 31, 2006		March 31, 2006	
	Number	Carrying value	Number	Stated value	Number	Stated value
Classified as liabilities						
Preferred shares:						
Designated as held for trading [(1)]						
Series D, 4.70% Non-Cumulative First Preferred Shares	7,978,900	$ 212	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative First Preferred Shares	22,282,215	613	22,282,215	557	23,499,915	588
	30,261,115	$ 825	30,261,115	$ 756	31,478,815	$ 787
Classified as equity						
Perpetual preferred shares:						
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,001	$ 199	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300	-	-
	43,957,001	$ 1,099	43,957,001	$ 1,099	31,957,001	$ 799
Common shares:						
Balance, beginning of year	891,151,789	$ 4,676	890,689,076	$ 4,660	890,689,076	$ 4,660
Purchased and cancelled under Normal Course Issuer Bid	-	-	(1,847,300)	(9)	(504,000)	(4)
Issued under Stock Option Plan	993,457	11	2,310,013	25	1,154,095	12
Balance, end of period	892,145,246	$ 4,687	891,151,789	$ 4,676	891,339,171	$ 4,668

[(1)]The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at March 31, 2007 is an increase of $69 (Series D - $13, Series E - $56). The in-quarter change of $2 is not attributable to changes in the risk-free interest rate. The stated value at maturity is $25.00 per share plus accrued dividends.

11. Stock Based Compensation

1,749,000 options were granted under the Company's stock option plan for the three months ended March 31, 2007 (no options were granted during the first quarter of 2006). The weighted-average fair value of options granted during the three months ended March 31, 2007 were $7.49 per option. Compensation expense of $1 after tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2007 ($2 after tax for the three months ended March 31, 2006).

12. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31,	
	2007	2006
Pension benefits	**$ 11**	$ 20
Other benefits	**5**	6
Total	**$ 16**	$ 26

13. Earnings Per Common Share

	For the three months ended March 31,	
	2007	2006
a) Earnings		
Net income - common shareholders	**$ 514**	$ 446
b) Number of common shares		
Average number of common shares outstanding	**891,567,961**	890,681,974
Add:		
-Potential exercise of outstanding stock options	**6,958,935**	7,060,652
Average number of common shares outstanding - diluted basis	**898,526,896**	897,742,626
Earnings per common share		
Basic	**$ 0.576**	$ 0.501
Diluted	**$ 0.572**	$ 0.497

14. Accumulated Other Comprehensive Income

	For the three months ended March 31, 2007			
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total
Balance, beginning of year	$ -	$ -	$ -	$ -
Opening transition adjustment	(547)	364	-	(183)
Income tax	-	(102)	-	(102)
	(547)	262	-	(285)
Other comprehensive income	(75)	(47)	-	(122)
Income tax	-	11	-	11
	(75)	(36)	-	(111)
Balance, end of period	$ (622)	$ 226	$ -	$(396)

15. Acquisitions

(a) Putnam Investment Trust

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T .H. Lee Partners for approximately $402 (U.S. $350). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $632 (U.S. $550). In aggregate these transactions represent a value of approximately $4.5 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. This transaction is subject to regulatory approval and certain other conditions.

(b) Other Acquisitions

On April 9, 2007, GWL&A entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans.

16. Segmented Information

Consolidated Operations

For the three months ended March 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,805	$ 874	$ 2,934	$ -	$ 5,613
Net investment income	594	419	(12)	1	1,002
Fee and other income	255	347	162	-	764
Total income	2,654	1,640	3,084	1	7,379
Benefits and expenses:					
Paid or credited to policyholders	1,768	1,089	2,727	-	5,584
Other	578	338	171	1	1,088
Amortization of finite life intangible assets	4	3	1	-	8
Net operating income before income taxes	304	210	185	-	699
Income taxes	44	62	32	-	138
Net income before non-controlling interests	260	148	153	-	561
Non-controlling interests	24	6	3	-	33
Net income - shareholders	236	142	150	$ -	528
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 225	$ 142	$ 147	$ -	$ 514

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,575	$ 692	$ 1,428	$ -	$ 3,695
Net investment income	684	335	304	-	1,323
Fee and other income	216	297	144	-	657
Total income	2,475	1,324	1,876	-	5,675
Benefits and expenses:					
Paid or credited to policyholders	1,528	838	1,635	-	4,001
Other	620	289	101	1	1,011
Amortization of finite life intangible assets	3	-	1	-	4
Net operating income before income taxes	324	197	139	(1)	659
Income taxes	82	61	24	2	169
Net income before non-controlling interests	242	136	115	(3)	490
Non-controlling interests	28	2	4	-	34
Net income - shareholders	214	134	111	(3)	456
Perpetual preferred share dividends	10	-	-	-	10
Net income - common shareholders	$ 204	$ 134	$ 111	$ (3)	$ 446

Great-West Lifeco Inc.
Annual and Special Meeting of Shareholders
May 3, 2007

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

1. **Amendment of the Articles of the Corporation**

A ballot was conducted to vote on an amendment of the Articles of the Corporation to increase the number of Directors from 20 to 23, and the outcome was as follows:

	Number of Votes Cast	Percentage of Votes Cast
Votes in Favour	772,588,476	97.25
Votes Against	21,825,440	2.75
Total	794,413,916	100

2. **Election of Directors**

A ballot was conducted to vote on the election of the following 23 nominees as Directors of the Corporation, each to serve for a term of one year or until their successors are elected or appointed, and the outcome was as follows:

Nominees	Number of Votes For	Percentage of Votes For	Number of Votes Withheld	Percentage of Votes Withheld
Gail S. Asper	719,329,575	90.59	74,738,380	9.41
Marcel R. Coutu	717,263,002	90.65	73,951,624	9.35
Orest T. Dackow	784,967,448	98.69	10,397,700	1.31
André Desmarais	786,651,889	98.91	8,707,562	1.09
Paul Desmarais Jr.	762,607,084	95.93	32,361,944	4.07
Robert Gratton	788,627,332	99.15	6,730,581	0.85
H. David Graves	788,459,514	99.13	6,892,526	0.87
V. Peter Harder	762,583,092	95.93	32,378,906	4.07
Michael L. Hepher	763,676,066	96.06	31,294,040	3.94
Daniel Johnson	767,014,788	96.48	27,954,645	3.52
Kevin P. Kavanagh	763,401,403	96.03	31,566,010	3.97
Peter Kruyt	767,031,207	96.49	27,936,411	3.51
Donald F. Mazankowski	767,539,957	96.55	27,428,907	3.45
William T. McCallum	788,516,860	99.14	6,842,791	0.86
Raymond L. McFeetors	766,831,275	96.46	28,139,848	3.54
Jerry E. A. Nickerson	766,188,754	96.38	28,780,493	3.62
David A. Nield	765,599,710	96.31	29,367,584	3.69
R. Jeffrey Orr	766,224,814	96.39	28,736,416	3.61
Michel Plessis-Bélair	763,340,761	96.02	31,628,289	3.98
Guy St-Germain	788,483,460	99.13	6,881,750	0.87
Emőke J.E. Szathmáry	766,919,244	96.47	28,051,764	3.53
Murray Taylor	772,667,002	97.16	22,559,151	2.84
Gérard Veilleux	772,599,012	97.15	22,630,590	2.85

3. **Appointment of Auditors**

A ballot was conducted to vote on the appointment of Deloitte & Touch, LLP as the auditors of the Corporation to hold office until the close of the next Annual Meeting of the Corporation, or until its successor is appointed, its remuneration to be fixed by the Board of Directors, and the outcome was as follows:

	Number of Votes Cast	Percentage of Votes Cast
Votes in Favour	794,732,524	99.92
Votes Withheld	653,438	0.08
Total	795,385,962	100

4. **Amendment of the Corporation's Stock Option Plan**

A ballot was conducted to vote on the amendment of the Corporation's Stock Option Plan as outlined in the Proxy Circular, and the outcome was as follows:

	Number of Votes Cast	Percentage of Votes Cast
Votes in Favour	764,848,035	96.26
Votes Against	29,735,455	3.74
Total	794,583,490	100

Dated this 3rd day of May, 2007.

GREAT-WEST LIFECO INC.

'Laurie A Speers'
Associate Secretary

END